Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS

The following illustrates the computation of the historical ratio of earnings to fixed charges (amounts in thousands except ratios). There were no preference securities outstanding for the following periods. Therefore, the ratio of earnings to combined fixed charges and preference dividends are identical to the ratios of earnings to fixed charges.

	Historical					Historical	Pro Forma
	Year Ended December 31,					Three Months Ended March 31,	Year Ended December 31,	Three Months Ended March 31,
Fixed Charges:	2006	2007	2008	2009	2010	2011	2010	2011
Interest on debt	$95,322	$97,884	$85,026	$136,263	$114,082	$29,322	$104,441	$27,758
Amortization of debt premium, discount and capitalized expenses	(6,223)	(6,450)	(4,320)	25,307	45,110	9,481	24,599	6,005
Interest element of rentals*	14,298	13,102	13,229	12,148	7,740	1,938	7,740	1,938

Total Fixed Charges	$103,397	$104,536	$93,935	$173,718	$166,932	$40,741	$136,780	$35,701

Earnings:
Net income (loss)	$274,651	$(640,362)	$(976,373)	$(622,019)	$(324,197)	$(102,269)	$(299,168)	$(98,477)
Add back:
Income (loss) from discontinued operations	(11,060)	(8,175)	150,709	(12,235)	23,084	—	23,084	—
Income tax provision (benefit)	170,974	(19,565)	(176,009)	(262,682)	(102,487)	(4,551)	(102,487)	(4,551)
Loss (income) on equity method investment	2,844	(1,633)	(2,288)	33,861	12,640	(604)	12,640	(604)
Fixed charges	103,397	104,536	93,935	173,718	166,932	40,741	136,780	35,701

Total Earnings	$540,806	$(565,199)	$(910,026)	$(689,357)	$(224,028)	$(66,683)	$(229,151)	$(67,931)

Ratio of Earnings to Fixed Charges	5.2x	(5.4x )	(9.7x )	(4.0x )	(1.3x )	(1.6x )	(1.7x )	(1.9x )

Additional earnings required to achieve a l.0x ratio:	n/a	$669,735	$1,003,961	$863,075	$390,960	$107,424	$365,931	$103,632

*	We determined the interest component of rent expense to be 10%.